UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of  24 January, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	24th January 2011

AIB - Exchange of Outstanding Securities by Exchange Offers

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] today announces that it has accepted offers to exchange eleven series of Euro, Sterling and US Dollar denominated lower tier 2 securities, with a nominal value of c. €3.9bn.  The value of the securities tendered in the exchange is c. €2bn. The securities will be exchanged for 30% of their face value in line with the previously announced exchange price.

The core tier one accretion for AIB Group arising from the exchange offers is expected to be circa €1.4bn.

-ENDS-

For further information please contact:-
Alan Kelly	Ronan Sheridan
General Manager, Corporate Services	Group Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6414651
email: alan.j.kelly@aib.ie	email: ronan.j.sheridan@aib.ie

Allied Irish Banks, p.l.c.
24 January 2011

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA OR LOCATED IN THE REPUBLIC OF ITALY

ALLIED IRISH BANKS, P.L.C. ANNOUNCES THE RESULTS OF ITS OFFERS TO

PURCHASE FOR CASH

any and all of its outstanding
£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030
(ISIN: XS0180778507)
(the "2030 Sterling Notes")

U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015
(ISIN: XS0197993875)
(the "2015 Dollar Notes")

€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015
(ISIN: XS0208845924)
(the "2015 Euro Notes")

£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025
(ISIN: XS0214107053)
(the "2025 Sterling Notes")

€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017
(ISIN: XS0232498393)
(the "2017 Euro Floating Rate Notes")

£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023
(ISIN: XS0368068937)
(the "2023 Sterling Notes")

£368,253,000 12.5 per cent. Subordinated Notes due 25 June 2019
(ISIN: XS0435957682)
(the "2019 Sterling Notes")

€868,518,000 12.5 per cent. Subordinated Notes due 25 June 2019
(ISIN: XS0435953186)
(the "2019 Euro Notes")

€419,070,000 10.75 per cent. Subordinated Notes due 2017
(ISIN: XS0498532117)
(the "2017 Euro Notes")

U.S.$177,096,000 10.75 per cent. Subordinated Notes due 2017
(ISIN: XS0498530178)
(the "2017 Dollar Notes")

£1,096,645,000 11.50 per cent. Subordinated Notes due 2022 (ISIN: XS0498531069)
(the "2022 Sterling Notes" and, together with the 2030 Sterling Notes, the 2015 Dollar Notes, the 2015 Euro Notes, the 2025 Sterling Notes, the 2017 Euro Floating Rate Notes, the 2023 Sterling Notes, the 2019 Sterling Notes, the 2019 Euro Notes, the 2017 Euro Notes and the 2017 Dollar Notes, the "Notes" and each a "Series" and the holders of such being the "Holders")

On 13 January 2011, Allied Irish Banks, p.l.c. (the "Bank") announced that it was inviting all holders of the Notes (subject to the restrictions set out in the Tender Offer Memorandum (as defined below)) to tender any and all of their Notes for purchase by the Bank for cash (the "Offer") on the terms and subject to the conditions set out in the Tender Offer Memorandum dated 13 January 2011 (the "Tender Offer Memorandum").

This announcement is made in accordance with the Tender Offer Memorandum.

The Bank hereby announces the results of the Offer as follows:

Description of the Notes	Common code/ISIN	Outstanding nominal amount prior to settlement of the Offer	Aggregate nominal amount of Notes accepted for purchase
£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030	018077850/ XS0180778507	£26,689,000	£26,544,000
U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015	019799387/ XS0197993875	U.S.$178,626,000	U.S.$139,310,000
€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015	020884592/ XS0208845924	€187,829,000	€139,295,000
£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025	021410705/ XS0214107053	£18,987,000	£17,726,000
€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017	023249839/ XS0232498393	€167,528,000	€92,313,000
£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023	036806893/ XS0368068937	£151,411,000	£116,054,000
£368,253,000 12.5 per cent. Subordinated Notes due 25 June 2019	043595768/ XS0435957682	£368,253,000	£152,290,000
€868,518,000 12.5 per cent. Subordinated Notes due 25 June 2019	043595318/ XS0435953186	€868,518,000	€218,227,000
€419,070,000 10.75 per cent. Subordinated Notes due 2017	049853211/ XS0498532117	€419,070,000	€201,150,000
U.S.$177,096,000 10.75 per cent. Subordinated Notes due 2017	049853017/ XS0498530178	U.S.$177,096,000	U.S.$68,991,000
£1,096,645,000 11.50 per cent. Subordinated Notes due 2022	049853106/ XS0498531069	£1,096,645,000	£701,301,000

The Bank hereby announces that it has accepted for purchase all Notes validly tendered pursuant to the Offer. The applicable Purchase Price, together with Accrued Interest, will be paid to Holders whose Notes have been accepted for purchase by the Bank. Settlement of the Offer is expected to occur on 27 January 2011.

Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender Offer Memorandum.

GENERAL

Holders are advised to read carefully the Tender Offer Memorandum for full details of, and information on, the Tender Offer. Requests for information in relation to the Offer should be directed to the Dealer Managers:

THE DEALER MANAGERS
J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

For information by telephone: +44 (0) 20 7777 1333
Attention: Sebastien Bamsey - Liability Management
Email: sebastien.m.bamsey@jpmorgan.com

For information by telephone: +44 (0) 20 7779 2468
Attention: Ryan O'Grady - FIG Syndicate
Email: ryan.ogrady@jpmorgan.com

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

For information by telephone: +44 (0) 20 7677 5040
Attention: Liability Management
Email: liabilitymanagementeurope@morganstanley.com

Requests for information, documents or materials relating to the Offer should be directed to the Tender Agent:

THE TENDER AGENT
Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP For information by telephone: +44 (0) 20 7704 0880 Attention: Sunjeeve Patel / David Shilson Email: aib@lucid-is.com

This announcement must be read in conjunction with the Tender Offer Memorandum.

This announcement does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy the Notes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date: 24 January, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.